

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2021

Timothy T. Barry
Chief Executive Officer
Arras Minerals Corp.
777 Dunsmuir Street, Suite 1610
Vancouver, British Columbia V7Y 1K4
Canada

> **Re: Arras Minerals Corp.**
> **Registration Statement on Form 20-F**
> **Filed July 2, 2021**
> **File No. 000-56306**

Dear Mr. Barry:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian Boonstra